UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities and Exchange Act of 1934

November 27, 2019

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Company”) as of November 27, 2019.

The information contained in Exhibit 1 to this Form 6-K, except (i) the information contained in the bullet points under the heading “De-leveraging in line with our guidance”and the related footnotes, (ii) the webcast and conference call information under the heading “Webcast and Conference Call” and (iii) the fourth sentence in the second paragraph and the  third paragraph under the heading “Note on Non-GAAP Measures”, is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-223678 and 333-219440 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “2019 Second Half Pre-Close Trading Update” dated November 27, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Oliver Martin
Name: Oliver Martin
Title: Assistant Secretary

Date:  November 27, 2019